                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 NCH CORPORATION
                       (Name of Subject Company (Issuer))

                       RANGER MERGER CORPORATION - Offeror
                          RANGER HOLDING LLC - Offeror
                             IRVIN L. LEVY - Offeror
                          LESTER A. LEVY, SR. - Offeror
                            ROBERT M. LEVY - Offeror
                             JOHN I. LEVY - Offeror
                          LESTER A. LEVY, JR. - Offeror
                            WALTER M. LEVY - Offeror
                             ANN LEVY COX - Offeror
                             CAROL R. LEVY - Offeror
                              KAREN LEVY - Offeror
                        IRJ LIMITED PARTNERSHIP - Offeror
                      SHELTERWOOD PARTNERS, L.P. - Offeror
                       THE ALLEN JOHN LEVY TRUST - Offeror
                     THE KATHERINE RUTH LEVY TRUST - Offeror
                   THE SOPHIE BERTHA ROSE LEVY TRUST - Offeror
                 THE SOPHIE BERTHA LEVY ROSE TRUST II - Offeror
                  THE WALTER M. LEVY CHILDREN'S TRUST - Offeror
                    THE SAMUEL LEVY PIASSICK TRUST - Offeror
            THE ANN LEVY PIASSICK CHILDREN'S EXEMPT TRUST - Offeror
                        THE IRVIN L. LEVY TRUST - Offeror
                       THE LESTER A. LEVY TRUST - Offeror
                     THE ANN ELIZABETH LEVY TRUST - Offeror
                     THE WALTER MILTON LEVY TRUST - Offeror
                     THE LESTER A. LEVY, JR. TRUST - Offeror
                       THE ROBERT M. LEVY TRUST - Offeror
                      THE JOHN IRVIN LEVY TRUST - Offeror
                  (Names of Filing Persons (Identifying Status
                      as Offeror, Issuer or Other Person)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   628850 10 9
                      (CUSIP Number of Class of Securities)

                                  IRVIN L. LEVY
                            2727 CHEMSEARCH BOULEVARD
                               IRVING, TEXAS 75062
                                 (972) 438-0441
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on Behalf of Filing Persons)

                                WITH COPIES TO:

                               PAUL S. BIRD, ESQ.

                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[X]   third party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[X]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      Ranger Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company ("Holding"), which is 100% owned by Irvin L. Levy, Lester A. Levy, Sr. and the other members of the Levy family identified as offerors on the cover page of this Schedule TO (together with Holding and Purchaser, the "Levy Group") hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on January 7, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, $1.00 par value (the "Shares"), of NCH Corporation, a Delaware corporation (the "Company"), at a purchase price of $52.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated January 7, 2002, filed as Exhibit (a)(1)(i) thereto.


      ITEM 1 SUMMARY TERM SHEET

      Information previously provided in response to Item 1 is hereby supplemented to clearly identify each member of the Levy Group.

      The Levy Group consists of the following persons: Ranger Merger Corporation, Ranger Holding LLC, Irvin L. Levy, Lester A. Levy, Sr., Robert M. Levy, John I. Levy, Lester A. Levy, Jr., Walter M. Levy, Ann Levy Cox, Carol R. Levy, Karen Levy, IRJ Limited Partnership, Shelterwood Partners, L.P., The Allen John Levy Trust, The Katherine Ruth Levy Trust, The Sophie Bertha Rose Levy Trust, The Sophie Bertha Levy Rose Trust II, The Walter M. Levy Children's Trust, The Ann Levy Piassick Children's Exempt Trust, The Samuel Levy Piassick Trust, The Irvin L. Levy Trust, The Lester A. Levy Trust, The Ann Elizabeth Levy Trust, The Walter Milton Levy Trust, The Lester A. Levy, Jr. Trust, The Robert
M. Levy Trust, The John Irvin Levy Trust.

      ITEM 4 TERMS OF THE TRANSACTION

      Item 4 of Schedule TO is amended and supplemented as follows:

      The conditions to the Offer are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the reasonable discretion of Purchaser. The Offer Conditions, other than those involving receipt of necessary governmental approvals, will be asserted or satisfied prior to the Expiration Date.

      ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      Item 5 of Schedule TO is amended and supplemented to state that the outside consulting firm engaged by the Company in the fall of 2000 was Bain & Co.

      Item 5 of Schedule TO is amended and supplemented as follows:

      Jerrold R. Trim resigned as a member of the Special Committee on October 9, 2001 in light of his prior relationship as a financial advisor to Lester Levy, Sr.

      ITEM 8 INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

      Item 8 of the Schedule TO is amended and supplemented as follows:

      As disclosed in the Offer to Purchase, in connection with the consummation of the Offer, Irvin L. Levy, Lester A. Levy, Sr., Robert M. Levy, John I. Levy, Lester A. Levy, Jr., Ann Levy Cox and Walter M. Levy may sell in the aggregate up to 230,000 Shares beneficially owned by them for personal financial and estate planning purposes. As of the date of the Amendment, since the commencement of the Offer, certain members of the Levy Group sold 133,146 Shares at an average price of $51.79, per Share and have transferred 12,000 Shares by way of a charitable contribution.

      According to a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC for December 2001, Robert L. Blumenthal, a director of the Company, transferred 2,683 Shares as a gift on December 28, 2001. The closing trading price for the Shares on that date was $52.25 per share. In addition, in December 2001, certain members of the Levy Group engaged in estate-planning transactions involving their Shares, which transactions did not affect their beneficial ownership of those Shares. Except as set forth in the Offer to Purchase and this Amendment, no other transactions in Shares have been effected during the past 60 days by the Company and Purchaser or, to the best knowledge of the Company and Purchaser, by any of their respective affiliates, associates or major subsidiaries, or persons listed in Schedule I to the Offer to Purchase.

      In the aggregate, the directors and executive officers of the Company (other than the members of the Levy Group) will be entitled to receive approximately $764,558 for their shares upon consummation of the Offer and the Merger.

      ITEM 12 EXHIBITS

      Item 12 of the Schedule TO is amended by changing the date of Exhibit (e)(ii) from December 20, 2001 to December 24, 2001.

      ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3

            ITEM 7 PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING PRIVATE TRANSACTION

      Item 13 of Schedule TO is amended and supplemented as follows:

      The Levy Group and each of its members decided to pursue the transaction at this time for several reasons. The Levy Group and each of its members believe that, in light of its small public float and the low trading volume for the Shares, the benefits to the Company of having publicly traded securities have not outweighed the expenses and other requirements imposed on the Company as a result of having publicly traded Shares. Without the constraint of the public market's emphasis on quarterly earnings, the Company will have greater flexibility to focus on long-term operating efficiency, market share and operating cash flow. The Levy Group and each of its members believes that an emphasis on long-term rather than short-term operating efficiency and profitability could eventually result in greater business and capital market opportunities than would be available to the Company if it remained publicly held. In addition, the Levy Group and each of its members believes that as a privately held entity, the Company will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of the Company's assets or earnings over the long term. In a public company setting, decisions that negatively affect earnings could significantly reduce per Share price.

      Item 13 of Schedule TO is supplemented as follows:

      The following table sets forth the effect of the Rule 13e-3 transaction on each Filing Persons'* interest in the net book value and the net earnings of the Company in terms of both dollar amounts and percentages:

($ in millions)

                                    NET BOOK VALUE PER PERSON    NET EARNINGS PER PERSON
                                    -------------------------    -----------------------
NAME                  OWNERSHIP    FYE 4/30/01   LTM 10/30/01   FYE 4/30/01  LTM 10/30/01
----                  ---------    -----------   ------------   -----------  ------------
Irvin Levy               46.8%        $104.3        $108.0        $ 12.9        $  9.3

Lester Levy              46.6%         103.7         107.4          12.8           9.3

John Levy                 2.7%           6.0           6.2           0.7           0.5

Robert Levy               1.8%           4.0           4.2           0.5           0.4

Walter Levy               1.0%           2.2           2.3           0.3           0.2

Lester Levy Jr            0.9%           2.1           2.1           0.3           0.2

Ann Levy-Cox              0.2%           0.4           0.5           0.1           0.0
                       ------         ------        ------        ------        ------
   TOTAL                100.0%        $222.7        $230.7        $ 27.5        $ 19.9

      ITEM 8 FAIRNESS OF THE TRANSACTION

      Item 13 of Schedule TO is supplemented by the following:

      In considering whether to make the Offer, the Filing Persons reviewed, took into account and adopted the information and analyses provided in the presentations made by


----------

* Only the seven principal Filing Persons are listed since beneficial ownership interests of the other Filing Persons can be attributed to them.

Deutsche Bank, its financial advisor, a summary of which analyses is set forth in the Offer to Purchase.

      In considering whether to recommend acceptance of the Offer, the Special Committee reviewed, took into account and adopted the information and analyses provided in the presentation made by its financial advisor, DrKW, and in DrKW's Fairness Opinion. A summary of DrKW's analyses is set forth in the Offer to Purchase and a copy of the Fairness Opinion is contained as Annex B to the Offer to Purchase.

      The Special Committee and the NCH Board determined that net book value is not an appropriate indicator of the Company's economic value. Net book value is an accounting concept that, for an industrial distribution company such as NCH, bears little or no reliable relationship to its operating performance or the market value of the company's common stock, either on a trading basis or in connection with an acquisition such as the proposed going private transaction with the Levy Group.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  NCH CORPORATION


                                  By: /s/ Irvin L. Levy
                                      ----------------------------------------
                                      Name:  Irvin L. Levy
                                      Title: President and Chairman of the Board
                                             of Directors

                                  RANGER HOLDING LLC


                                  By: /s/ Irvin L. Levy
                                      ----------------------------------------
                                      Name:  Irvin L. Levy
                                      Title: President and CEO


                                  RANGER MERGER CORPORATION


                                  By: /s/ Irvin L. Levy
                                      ----------------------------------------
                                      Name:  Irvin L. Levy
                                      Title: President and Chairman


                                  /s/ Irvin L. Levy
                                  --------------------------------------------
                                  Irvin L. Levy


                                  /s/ Lester A. Levy, Sr.
                                  --------------------------------------------
                                  Lester A. Levy, Sr.


                                  /s/ Robert M. Levy
                                  --------------------------------------------
                                  Robert M. Levy


                                  /s/ John I. Levy
                                  --------------------------------------------
                                  John I. Levy


                                  /s/ Lester A. Levy, Jr.
                                  --------------------------------------------
                                  Lester A. Levy, Jr.

                                    /s/ Walter M. Levy
                                    --------------------------------------------
                                    Walter M. Levy


                                    /s/ Ann Levy Cox
                                    --------------------------------------------
                                    Ann Levy Cox


                                    /s/ Carol R. Levy
                                    --------------------------------------------
                                    Carol R. Levy


                                    /s/ Karen Levy
                                    --------------------------------------------
                                    Karen Levy


                                    IRJ LIMITED PARTNERSHIP

                                    By: IRJ GP, L.L.C.
                                         its General Partner


                                    By: /s/ Irvin L. Levy
                                        ----------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Manager


                                    SHELTERWOOD PARTNERS, L.P.

                                    By: Shelterwood Investments, Inc.
                                         its General Partner


                                    By: /s/ Lester A. Levy, Sr.
                                        ----------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: President


                                    THE ALLEN JOHN LEVY TRUST


                                    By: /s/ Robert M. Levy
                                        ----------------------------------------
                                        Name:  Robert M. Levy
                                        Title: Trustee

                                    THE KATHERINE RUTH LEVY TRUST


                                    By: /s/ Robert M. Levy
                                        ----------------------------------------
                                        Name:  Robert M. Levy
                                        Title: Trustee


                                    THE SOPHIE BERTHA ROSE LEVY TRUST


                                    By: /s/ Ann Levy Cox
                                        ----------------------------------------
                                        Name:  Ann Levy Cox
                                        Title: Trustee


                                    THE SOPHIE BERTHA ROSE LEVY TRUST II


                                    By: /s/ Walter M. Levy
                                        ----------------------------------------
                                        Name:  Walter M. Levy
                                        Title: Trustee


                                    THE WALTER M. LEVY CHILDREN'S TRUST


                                    By: /s/ Walter M. Levy
                                        ----------------------------------------
                                        Name:  Walter M. Levy
                                        Title: Trustee


                                    THE SAMUEL LEVY PIASSICK TRUST


                                    By: /s/ Ann Levy Cox
                                        ----------------------------------------
                                        Name:  Ann Levy Cox
                                        Title: Trustee


                                    THE ANN LEVY PIASSICK CHILDREN'S
                                    EXEMPT TRUST

                                    By: /s/ Ann Levy Cox
                                        ---------------------------------------
                                        Name:   Ann Levy Cox
                                        Title:  Trustee


                                    THE IRVIN L. LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                    By: /s/ Irvin L. Levy
                                        ----------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee


                                    THE LESTER A. LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer


                                    By: /s/ Lester A. Levy, Sr.
                                        ----------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                    THE ANN ELIZABETH LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer


                                    By: /s/ Lester A. Levy, Sr.
                                        ----------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                    THE WALTER MILTON LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer

                                    By: /s/ Lester A. Levy, Sr.
                                        ----------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                    THE LESTER A. LEVY, JR. TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer


                                    By: /s/ Lester A. Levy, Sr.
                                        ----------------------------------------
                                        Name:  Lester A. Levy, Sr.
                                        Title: Trustee


                                    THE ROBERT M. LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer


                                    By: /s/ Irvin L. Levy
                                        ----------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee


                                    THE JOHN IRVIN LEVY TRUST

                                    By:  Bank of America, Corporate Trustee


                                    By: /s/ Daniel J. Kelly
                                        ----------------------------------------
                                        Name:  Daniel J. Kelly
                                        Title: Trust Officer


                                    By: /s/ Irvin L. Levy
                                        ----------------------------------------
                                        Name:  Irvin L. Levy
                                        Title: Trustee


Dated:  January 22, 2002

                                  EXHIBIT INDEX

(a)(1)(i)*        Offer to Purchase, dated January 7, 2002.

(a)(1)(ii)*       Letter of Transmittal, dated January 7, 2002.

(a)(1)(iii)*      Notice of Guaranteed Delivery, dated January 7, 2002.

(a)(2)* Letter to the stockholders of the Company from Irvin L. Levy, Chairman of the Board of Directors of the Company.

(a)(3)*           Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.

(a)(5)(ii)* Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated January 7, 2002.

(a)(5)(iii)*      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

(a)(5)(iv)* Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to the Company's Board, dated September 28, 2001.

(a)(5)(v)* Summary Advertisement as published in the New York Times on January 7, 2002.

(a)(5)(vi)* Text of press release issued by the Company on October 1, 2001.

(a)(5)(vii)*      Text of press release issued by the Company on December 24,
                  2001.

(a)(5)(viii)*     Text of press release issued by the Company on January 7,
                  2002.

(b)(i)* Financing Commitment Letter dated October 12, 2001 from Bank of America, N.A. and Bank of America Securities LLC relating to $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.

(c)(i)* Fairness Opinion of Dresdner Kleinwort Wasserstein (included as Annex B to Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i)).

(c)(ii)* Materials presented by Dresdner Kleinwort Wasserstein to the Special Committee, dated December 24, 2001.


----------

*    Previously filed.

(c)(iii)* Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated April 4, 2001.

(c)(iv)* Materials presented by Deutsche Banc Alex. Brown to the Levy Group dated September 17, 2001.

(d)(i)* Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and the Company (included as Annex A to the Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i)).

(d)(ii)           None.

(e)(i)* Excerpts from the Proxy Statement for 2001 Annual Meeting of Stockholders of NCH Corporation, dated June 27, 2001.

(e)(ii)* Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 24, 2001.

(f)* Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith at Exhibit (a)(1)(i)).

(g)               None.

(h)               None.